UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Romeo Power, Inc.

(Name of Subject Company)

Romeo Power, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

776153108

(CUSIP Number of Class of Securities)

Susan Brennan

President and Chief Executive Officer

5560 Katella Avenue

Cypress, California 90630

(833) 467-2237

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David Allinson, Esq.

Leah Sauter, Esq.

Latham & Watkins LLP

1271 Avenue of the Americas

New York, New York 10020

(212) 906-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Romeo Power, Inc., a Delaware corporation (“Romeo” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on August 29, 2022, relating to the exchange offer by J Purchaser Corp., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Nikola Corporation, a Delaware corporation (“Nikola”), to exchange for each outstanding share of common stock, par value $0.0001 per share, of the Company (the “Romeo Common Stock”), validly tendered and not validly withdrawn, 0.1186 of a share of Nikola common stock, $0.0001 par value per share (“Nikola Common Stock”) rounded down to the nearest whole share of Nikola Common Stock (such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated August 29, 2022 (the “Prospectus/Offer to Exchange”), and in the related letter of transmittal (the “Letter of Transmittal”), together with any amendment or supplements thereto, the “Offer”). Nikola has filed with the SEC a Registration Statement on Form S-4 dated August 29, 2022, relating to the Offer and sale of shares of Nikola Common Stock to be issued to holders of Romeo Common Stock validly tendered and not validly withdrawn in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is part of the Registration Statement and the Letter of Transmittal, which were filed as Exhibits (a)(4) and (a)(1)(A), respectively, to the Tender Offer Statement on Schedule TO filed with the SEC on August 29, 2022 (as amended or supplemented from time to time) by Nikola and the Offeror. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. This Amendment No. 3 is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following immediately prior to the section captioned “Forward-Looking Statements”:

“On September 22, 2022, Romeo issued a press release entitled: “Important Information for Romeo Power Stockholders: How to Tender Shares for Nikola Transaction Before September 26, 2022 Deadline” reminding Romeo stockholders to tender their shares of Romeo Common Stock into the Offer by Nikola to purchase all outstanding shares of Romeo Common Stock by September 26, 2022 at midnight Eastern Time.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(I)*	Press Release of Romeo entitled “Important Information for Romeo Power Stockholders: How to Tender Shares for Nikola Transaction Before September 26, 2022 Deadline”, dated September 22, 2022

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Romeo Power, Inc.

By:	/s/Susan Brennan
Name: Susan Brennan
Title: President and Chief Executive Officer

Dated: September 22, 2022

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